UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
          |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

          For Period  Ended:  DECEMBER 31, 2000
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:______________________________________

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| READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. |
|                                                                              |
|   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS   |
|                  VERIFIED ANY INFORMATION CONTAINED HEREIN.                  |
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Worldtex, Inc.
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Full Name of Registrant


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Former Name if Applicable

915 Tate Boulevard, S.E.
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Address of Principal Executive Office (Street and Number)

Hickory, North Carolina  28602
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a) The reasons described in  reasonable  detail in Part III of this
       |        form  could not be  eliminated  without  unreasonable  effort or
       |        expense;
       |    (b) The subject annual report, semi-annual report, transition report
|_|    |        on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
       |        will be filed on or before the fifteenth  calendar day following
       |        the  prescribed  due date;  or the subject  quarterly  report of
       |        transition report on Form 10-Q, or portion thereof will be filed
       |        on or before the fifth calendar day following the prescribed due
       |        date; and
       |    (c) The accountant's  statement  or other  exhibit  required by Rule
       |        12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

On March 12, 2001, the Company filed with the Bankruptcy Court for the District of Delaware petitions for reorganization under the Bankruptcy Code and a plan of reorganization and related disclosure statement. The efforts involving in preparing for such filing diverted management's resources, and it was not possible to file the Company's Form 10-K by the deadline.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             MITCHELL R. SETZER                 828               322-2242
     ------------------------------------   -----------    ---------------------
                   (Name)                   (Area Code)      (Telephone Number)


(2)  Have all other  periodic  reports  required  under
     Section 13 or 15(d) of the Securities Exchange Act
     of 1934 or  Section 30 of the  Investment  Company
     Act of 1940 during the  preceding 12 months or for
     such  shorter   period  that  the  registrant  was
     required to file such  report(s)  been  filed?  If
     answer is no, identify report(s).                       |X|  Yes  |_|  No

________________________________________________________________________________

(3)  Is it anticipated  that any significant  change in
     results  of  operations  from  the   corresponding
     period for the last fiscal year will be  reflected
     by the earnings  statements  to be included in the
     subject report or portion thereof?                      |X|  Yes  |_|  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects a net loss of approximately $32 million for 2000, due principally to lower sales, higher expenses and certain one-time charges.

________________________________________________________________________________


                                 WORLDTEX, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       APRIL 3, 2001          By /S/ Mitchell R. Setzer
    ---------------------------      -------------------------------------------
                                     Mitchell R. Setzer, Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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| INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL   |
|                       VIOLATIONS (SEE 18 U.S.C. 1001).                       |
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).